Exhibit 99.6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)              Name of company

BOOKHAM TECHNOLOGY PLC

2)              Name of director

MR ROBERT RICKMAN

3)              Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above and spouse Mrs Marion Rickman

4)              Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Goldman Sachs Securities Nominees Ltd

5)              Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse, Marion Rickman

6)              Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of Shares

7)              Number of shares/amount of stock acquired

N/A

8)              Percentage of issued class

N/A

9)              Number of shares/amount of stock disposed

60,000 (split 30,000 Robert Rickman and 30,000 Marion Rickman)

10)        Percentage of issued class

0.02%

11)        Class of security

1/3p Ordinary

12)        Price per share

£1.2225

13)        Date of transaction

10 March 2004

14)        Date company informed

12 March 2004

15)        Total holding following this notification

1,088,878

16)        Total percentage holding of issued class following this notification

0.36%

If a director has been granted options by the company please complete the following boxes

17)        Date of grant

18)        Period during which or date on which exercisable

19)        Total amount paid (if any) for grant of the option

20)        Description of shares or debentures involved: class, number

21)        Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)        Total number of shares or debentures over which options held following this notification

23)        Any additional information

24)        Name of contact and telephone number for queries

SHIONA CRANSTOUN (01235) 837853

25)        Name and signature of authorised company official responsible for making this notification

PHILIP DAVIS, COMPANY SECRETARY

Date of Notification 15 MARCH 2004